ASSEMBLY BIOSCIENCES, INC.

99 Hudson Street, 5th Floor

New York, New York 10013

January 14, 2015

Via EDGAR Delivery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Johnny Gharib

Re:	Assembly Biosciences, Inc.

Registration Statement on Form S-3

Filed November 26, 2014

File No. 333-200612

Ladies and Gentlemen:

Assembly Biosciences, Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registrant’s Registration Statement on Form S-3 (File No. 333-200612) effective as of 4:00 p.m. Eastern Time, Thursday, January15, 2015, or as soon thereafter as practicable. Please advise our corporate counsel, Alexander M. Donaldson at (919) 781-4000, of any questions.

With respect to the aforementioned registration statement, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ASSEMBLY BIOSCIENCES, INC.

By: /s/ Russell H. Ellison

Name: Russell H. Ellison

Title: Chief Executive Officer